ROSA A. TESTANI 212.872.8115/fax: 212.872.1002 rtestani@akingump.com

April 1, 2016

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561 Division of Corporation Finance Attention: Matthew Crispino Attorney Advisor

Re:	Affinion Group Holdings, Inc.

Amendment No. 1 to Registration Statement on Form 10

File No. 000-55577

Filed March 10, 2016

Ladies and Gentlemen:

On behalf of Affinion Group Holdings, Inc. (the “Company”), we enclose for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable rules and regulations under the Exchange Act, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 originally filed on January 29, 2016 (as amended by Amendment No. 1 filed on March 10, 2016, the “Registration Statement”), relating to the registration of the Common Stock, par value $0.01 per share, of the Company pursuant to Section 12(g) of the Exchange Act.

If any questions should arise in the course of your review of the enclosed Amendment No. 2, please call me at (212) 872-8115 or, in my absence, Patricia Groot at (212) 872-1024.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosures

cc:	Brian Fisher, w/encls.

Executive Vice President and General Counsel

Affinion Group Holdings, Inc.

6 High Ridge Park

Stamford, CT 06905

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